

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2021

Ricardo Haynes
Chief Executive Officer
Bear Village, Inc.
4002 Hwy 78, Suite 530 #296
Snellville, GA 30039

>   **Re: Bear Village, Inc.**
>   **Amendment No. 4 to Offering Statement on Form 1-A**
>   **Filed March 23, 2021**
>   **File No. 024-11359**

Dear Mr. Haynes:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 18, 2021 letter.

Amendment No. 4 to Offering Statement on Form 1-A filed March 23, 2021

General

1.   We note your response to comment 1. Please confirm Network 1 requires FINRA clearance or, if not, advise us why you believe so.

2.   We note your response to comment 2; however, we do not see the revisions. Please provide the principal occupations and employment of the officers and directors during the last five years and the name and principal business of any corporation or other organization in which the occupations and employment were carried on.

Risk Factors
Risks relating to this Offering and our shares
Investors in this offering may not be entitled to a jury trial...., page 8

3.   We note your response to comment 3. Section 6, the Governing Law; Jurisdiction provision of the subscription agreement, still refers to the laws of the state of Georgia and the Court of Chancery in the state of Wyoming. Please clarify.

Dilution, page 10

4.   Please update your dilution table to reflect the changes made to your updated balance sheet.

Use of Proceeds to the Issuer, page 14

5.   Please update the total use of proceeds in this table to equal the sum of all described uses. Note that the total use of proceeds should not exceed the net proceeds to be received in this offering.

The Companys Business, page 15

6.   We note your response to comment 5 and reissue the comment. Please revise Milestones to provide further clarification of the assumed costs and time required for significant milestones to reach "breaking ground" and "grand opening," including permitting, regulatory approvals, "drawings/engineering," and so forth. We also note the deletion of the statement "mortgage and construction loans will be taken on the properties if the amount raised does not reach a sufficient level" on page 14. Please revise the disclosure consistent with the response, including the Use of Proceeds, to clarify the timing and amount of loans you would need if the offering results in proceeds of $1 million or less.

The Company's Properties
Bear Village Asset Holdings -- TN, LLC, page 19

7.   We note your response to comment 4. Please revise your disclosure so that it is consistent with the response. For example, disclose the information in 4.a.ii of your response. Additionally, it is still unclear on what bases and assumptions you claim that Bear Village will be "a $100 million dollar resort" and provide "operational income per year" of $10 million. Please revise accordingly.

Statement of Stockholders' Equity, page F-5

8.   Please explain to us how you accounted for the 27,900,000 shares of Class A common stock and 100,000 shares of Series A preferred stock issued in the initial share issuance.

Statement of Cash Flows, page F-6

9. Please explain to us why stock issued for services has been recorded as an adjustment to cash flows from operating activities.

Note 6. Subsequent Events, page F-9

10. Please explain to us why the $10,000 earnest deposit made in October 2020 was recorded in your financial statements as of the for the period ended September 30, 2020.

You may contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Donald Keer